Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of

HealthShares, Inc.

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that HealthShares™ Cancer Exchange-Traded Fund, HealthShares™ Diagnostics Exchange-Traded Fund, HealthShares™ Drug Discovery Tools Exchange-Traded Fund (formerly HealthShares™ Enabling Technologies Exchange-Traded Fund) and HealthShares™ European Drugs Exchange-Traded Fund (the “Funds”), each a portfolio of HealthShares, Inc., complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the “Act”) as of September 30, 2008. Management is responsible for the Funds’ compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Funds’ compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of September 30, 2008 and, with respect to agreement of security purchases and sales, for the period from May 1, 2008 (date of our last examination) through September 30, 2008:

•                  Confirmation of all securities held by the custodian, The Bank of New York Mellon;

•                  Reconciliation of all such securities to the books and records of the Funds and the custodian; and

•                  Agreement of 4 security purchases and 4 security sales from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds’ compliance with specified requirements.

In our opinion, management’s assertion that the Funds complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of September 30, 2008, with respect to securities reflected in the investment accounts of the Funds are fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

New York, New York
October 17, 2008

Independent Member of Baker Tilly International